As filed with the Securities and Exchange Commission on May 4, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

MSC INCOME FUND, INC.

(Name of Subject Company (Issuer))

MSC INCOME FUND, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

5537X109

(CUSIP Number of Class of Securities)

Dwayne L. Hyzak

Chief Executive Officer

MSC Income Fund, Inc.

1300 Post Oak Boulevard, 8th Floor

Houston, Texas 77056

Telephone: (713) 350-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Jason B. Beauvais

General Counsel and Chief Compliance Officer

MSC Income Fund, Inc.

1300 Post Oak Boulevard, 8th Floor

Houston, Texas 77056

Harry S. Pangas

Dechert LLP

1900 K Street, NW
Washington, DC 20006-1110

________________

◻ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

◻ third-party tender offer subject to Rule 14d-1.

⌧ issuer tender offer subject to Rule 13e-4.

◻ going-private transaction subject to Rule 13e-3.

◻ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ⌧

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Schedule TO filed with the Securities and Exchange Commission on March 14, 2022 by MSC Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase the lesser of (i) the number of shares of the Company’s common stock, $0.001 par value per share (the “Shares”) the Company can repurchase with 90% of the proceeds it received from the issuance of Shares under the Company’s distribution reinvestment plan in connection with its May 2, 2022 dividend payment and (ii) 2.5% of the weighted average number of the Shares outstanding in the prior four calendar quarters. The purpose of the offer is to provide our stockholders (“Stockholders”) with limited liquidity because there is otherwise no public market for the Shares. The tender offer was made upon, and subject to, the terms and conditions set forth in the Offer to Purchase, dated March 14, 2022, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 5:00 P.M., Central Time, on April 18, 2022, and a total of 5,364,123.7 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with the terms of the Offer, on May 2, 2022 (the funding date), the Company purchased a total of 534,338.8 Shares validly tendered and not withdrawn at a price of $7.77 per Share, which was the net asset value per share as of May 2, 2022, for an aggregate purchase price of $4,151,805.62 (an amount equal to 90% of the proceeds the Company received from the issuance of Shares under its distribution reinvestment plan). Because the amount of repurchase requests exceeded the number of Shares the Company sought to repurchase, the Company repurchased Shares on a pro-rata basis, subject to “odd lot” priority as described in the Offer. Stockholders who owned fewer than 100 shares in the aggregate and who properly tendered and did not withdraw such Shares and elected to be subject to “odd lot” priority were not subject to proration, in accordance with the terms of the Offer. All shares tendered by eligible Odd Lot Holders (as defined in the Offer) were repurchased.

Item 12(b).	Filing Fees

Filing Fee Exhibit is filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 4, 2022	MSC INCOME FUND, INC.

		By:	/s/ Cory E. Gilbert
		Name:	Cory E. Gilbert
		Title:	Chief Accounting Officer and Assistant Treasurer